

Brian Feser · 3rd

Chief of Global Strategy and Development at Vegan Fine Brands

New York City Metropolitan Area · 154 connections ·

Contact info

 **Vegan Fine Brands**

 **Central Michigan Universit**

Experience



Chief of Global Strategy and Development
Vegan Fine Brands · Full-time
Mar 2021 – Present · 1 mo
United States

CEO & President, MILCOMM Group International (MCGI)
MILCOMM Group International
Nov 2014 – Present · 6 yrs 5 mos

Managing Director for Protective Operations/Senior Instructor ASIS
R.L. Oatman & Associates and American Society for Industrial Security International (ASIS)
Dec 2000 – Mar 2021 · 20 yrs 4 mos



CEO & President
MILSPRAY Military Technologies
Apr 2014 – Dec 2016 · 2 yrs 9 mos
Lakewood, NJ



Vice President International Business Operations
Textron Systems
Sep 2010 – May 2014 · 3 yrs 9 mos

Show 5 more experiences ⌄

Education



Central Michigan University
Master's Degree, Human Resources and Business Administration



Naval War College
Master's Degree, National Security and Strategic Studies



Towson University
Bachelor's Degree, Psychology and Sociology

Licenses & certifications

Certified Protection Professional (CPP)
American Society for Industrial Security (ASIS)



